Contact:

Hassan Parsa

Vice President, Business Development

Centillium Communications, Inc.

hparsa@centillium.com

(510) 771-3624

Christina L. Carrabino

CLC Communications, Inc.

christina@clccommunication.com

(415) 929-9307

CENTILLIUM COMMUNICATIONS ANNOUNCES FIRST QUARTER 2007 FINANCIAL RESULTS

FREMONT, Calif., May 3, 2007 – Centillium Communications, Inc. (NASDAQ: CTLM), a leading provider of broadband access solutions, today announced financial results for the first quarter ended March 31, 2007.

Net revenues for the first quarter of 2007 were $10.6 million, compared with $10.0 million during the fourth quarter of 2006 and $20.3 million for the first quarter of 2006.

During the first quarter of 2007, revenues by region, as a percentage of the company's net revenues, were 40 percent from Europe, 34 percent from Japan, 16 percent from Asia, outside of Japan and 10 percent from the U.S. Also, during the first quarter of 2007, revenues by market, as a percentage of the company's net revenues, were 76 percent from ADSL, 22 percent from VoIP and 2 percent from Optical.

The company reports its net loss and basic and diluted net loss per share in accordance with U.S. generally accepted accounting principles (GAAP). Additionally, the Company has supplemented its reported GAAP financials with non-GAAP measures in this press release. Non-GAAP gross margin, operating expenses, net loss and net loss per share, where applicable, exclude the effect of stock-based compensation. The company uses the non-GAAP information internally to evaluate its operating performance and to determine incentive compensation, and believes these non-GAAP measures are useful to investors as they provide additional insight into the underlying operating results. We believe that these non-GAAP measures are also helpful for investors because they allow for a better comparison of financial results in the current period to those in prior periods that utilized different accounting principles in determining stock-based compensation expense as a result of the company's adoption of Statement of Financial Accounting Standards No. 123R, *Share Based Payment* ("SFAS 123R"), effective Jan. 1, 2006 to account for stock-based compensation. However, non-GAAP measures are not stated in accordance with, should not be considered in isolation from and are not a substitute for GAAP measures. A reconciliation of GAAP to non-GAAP results is provided in the table immediately below the GAAP Consolidated Statements of Operations included in this release.

The GAAP gross margin was 52.1 percent (52.2 percent, non-GAAP) for the first quarter of 2007, compared with 58.0 percent (58.2 percent, non-GAAP) for the fourth quarter of 2006 and 56.8 percent (57.0 percent, non-GAAP) for the first quarter of 2006.

GAAP results were a net loss of $5.9 million, or a net loss of $0.14 per share, for the first quarter of 2007, compared with a net loss of $6.0 million, or a net loss of $0.15 per share, for the fourth quarter of 2006 and a net loss of $313,000, or a net loss of $0.01 per share, for the first quarter of 2006. The GAAP results for all periods include charges for stock-based compensation due to the adoption of SFAS 123R, effective Jan. 1, 2006.

Non-GAAP results, which exclude the effect of stock-based compensation, were a net loss of $5.3 million, or a net loss of $0.13 per share, for the first quarter of 2007, compared with a net loss of $5.2 million, or a net loss of $0.13 per share, for the fourth quarter of 2006 and net income of $581,000, or $0.01 per share, for the first quarter of 2006.

Total cash and short-term investments were $52.6 million at March 31, 2007, compared with $55.4 million at Dec. 31, 2006. In addition, the company remains debt free.

"We recently announced the Entropia™ IV, the next generation of our Entropia system-on-chip Voice over Internet Protocol (VoIP) processor," said Faraj Aalaei, co-founder and CEO of Centillium. "The Entropia IV offers manufacturers powerful processing and superior voice quality for a broad range of VoIP applications, including carrier-class wireline and wireless networks. With the market already embracing our Entropia product family for its unmatched voice quality and flawless execution of fixed-mobile convergence, the Entropia IV is a welcome addition for customers as they continue to develop hardware for next-generation applications," said Aalaei.

A conference call to review the first quarter 2007 financial results will follow this release at 2:00 p.m. Pacific time/5:00 p.m. Eastern time. To listen to the call, please dial (517) 623-4705, passcode: Centillium. A replay will be made available approximately one hour after the conclusion of the call and will remain available for approximately one week. To access the replay, dial (203) 369-0111. The conference call will also be web cast over the Internet; visit the Investor Relations section of the Centillium Communications website at www.centillium.com to access the call from the website. This web cast will be recorded and available for replay on the Centillium website from approximately two hours after the conclusion of the conference call until June 30, 2007.

About Centillium Communications, Inc.

Centillium Communications, Inc. is a leading innovator of high performance, cost-effective semiconductor solutions that give consumers, enterprises and service providers the winning edge in broadband access. The company's complete, end-to-end system-on-chip solutions accelerate development time-to-market for "last mile" products with Digital Subscriber Line (DSL), Fiber-To-The-Premises (FTTP) and Voice-over-Internet Protocol (VoIP) technologies. Centillium products include digital and mixed-signal integrated circuits and related software for DSL and FTTP central office and customer premises equipment and VoIP solutions for carrier- and enterprise-class gateways and consumer telephony. Centillium is a global company with headquarters in Fremont, CA. Additional information is available at www.centillium.com.

Safe Harbor Statement under Private Securities Litigation Reform Act of 1995
This press release includes statements that are forward-looking statements within the meaning of U.S. federal securities laws. For example, this press release speaks to the introduction of Centillium's new Entropia IV product and potential market acceptance of the Entropia product family. Actual results may differ materially from those indicated by such forward-looking statements based on a variety of risks and uncertainties, including without limitation the risks and uncertainties relating to the rate and breadth of deployment of broadband access in general, especially DSL, FTTP and VoIP technologies, and Centillium's technology solutions in particular; the successful development and market acceptance of Centillium's new products and technology; Centillium's dependence on a few significant customers for a substantial portion of its revenue; Centillium's ability to continue and expand on its relationships with new customers; the timing, rescheduling or cancellation of significant customer orders and Centillium's ability, as well as the ability of its customers, to manage inventory; Centillium's ability to specify, develop or acquire, complete, introduce, market and transition to volume production new products and technologies in a cost-effective and timely manner; competitive pressures and other factors such as the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of Centillium's products; the timing of customer-industry qualification and certification of Centillium's products and the risks of non-qualification or non-certification; Centillium's ability to timely and accurately predict market requirements and evolving industry standards and to identify opportunities in new markets; changes in Centillium's product or customer mix; the satisfactory completion of the audits of Centillium's financial statements and systems of internal control; intellectual property disputes and customer indemnification claims and other types of litigation risk; the effectiveness of Centillium's expense and product cost control and reduction efforts; and Centillium's ability to attract, retain and motivate qualified personnel, including executive officers and other key management and technical personnel. Centillium undertakes no obligation to update forward-looking statements for any reason. Information about potential factors that could affect Centillium's financial results is included in Centillium's Annual Report on Form 10-K and in other documents on file with the Securities and Exchange Commission**.**

– Summary Financial Data Attached –

CENTILLIUM COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

		Three Months Ended		
		March 31, 2007	December 31, 2006	March 31, 2006
		(In thousands, except per share data)		
Net revenues	$	10,552 $	10,016 $	20,254
Cost of revenues (a)		5,058	4,203	8,741
Gross profit		5,494	5,813	11,513
Operating expenses:				
Research and development (a)		6,745	7,575	6,636
Selling, general and administrative (a)		4,991	4,912	5,772
Total operating expenses		11,736	12,487	12,408
Operating loss		(6,242)	(6,674)	(895)
Interest income and other, net		688	759	616
Loss before provision for income taxes		(5,554)	(5,915)	(279)
Provision for income taxes		334	75	34
Net loss	$	(5,888) $	(5,990) $	(313)
Basic and diluted net loss per share	$	(0.14) $	(0.15) $	(0.01)
Shares used to compute basic and diluted net loss per share		41,149	40,818	40,282
(a) Includes stock-based compensation as follows:				
Cost of revenues	$	10 $	14 $	22
Research and development		241	277	349
Selling, general and administrative		336	477	523
	$	587 $	768 $	894

CENTILLIUM COMMUNICATIONS, INC.
Supplemental Reconciliation of GAAP Results to Non-GAAP
(Unaudited)

	Three Months Ended		
	March 31, 2007	December 31, 2006	March 31, 2006
	(In thousands, except per share data)		
GAAP gross margin	52.1%	58.0%	56.8%
Stock-based compensation	0.1%	0.2%	0.2%
Non-GAAP gross margin	52.2%	58.2%	57.0%
GAAP operating expenses	$ 11,736	$ 12,487	$ 12,408
Stock-based compensation	577	754	872
Non-GAAP operating expenses	$ 11,159	$ 11,733	$ 11,536
GAAP net loss	$ (5,888)	$ (5,990)	$ (313)
Stock-based compensation	587	768	894
Non-GAAP net income (loss)	$ (5,301)	$ (5,222)	$ 581
GAAP net loss per share	$ (0.14)	$ (0.15)	$ (0.01)
Stock-based compensation	0.01	0.02	0.02
Non-GAAP net income (loss) per share	$ (0.13)	$ (0.13)	$ 0.01

CENTILLIUM COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31, 2007		December 31, 2006
	(In thousands, except share and per share data)		
ASSETS			
Current assets:			
Cash and cash equivalents	$ 22,541	$	26,121
Short-term investments	30,071		29,278
Accounts receivable - net of allowance for doubtful accounts of $70 at March 31, 2007 and $80 at December 31, 2006	4,475		6,266
Inventories	3,671		4,968
Other current assets	2,602		2,985
Total current assets	63,360		69,618
Property and equipment, net	2,382		2,702
Other assets	1,087		578
Total assets	$ 66,829	$	72,898
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 5,426	$	6,505
Accrued compensation and related expenses	3,843		3,249
Accrued liabilities and other	21,265		21,118
Total current liabilities	30,534		30,872
Other long-term liabilities	1,726		1,228
Stockholders' equity:			
Common stock; $0.001 par value:			
Authorized shares: 100,000,000; Issued and outstanding shares: 41,152,062 at March 31, 2007, 41,147,312 at December 31, 2006	41		41
Additional paid-in capital	252,557		251,964
Accumulated deficit	(218,014)		(211,189)
Accumulated other comprehensive loss	(15)		(18)
Total stockholders' equity	34,569		40,798
Total liabilities and stockholders' equity	$ 66,829	$	72,898